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AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

    This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the "Amendment") is made as of June 19, 2001 by and between Gary Holland ("Employee") and Fargo Electronics, Inc., a Minnesota corporation (the "Company").

WITNESSETH

    WHEREAS, Employee and the Company are parties to that certain Employment Agreement dated February 18, 1998, as amended and restated as of April 15, 1999 (the "Employment Agreement");

    WHEREAS, the parties hereto desire to assure that the Employee's knowledge and experience will continue to be available after the date hereof.

    WHEREAS, Employee and the Company desire to amend certain provisions of the Employment Agreement relating to the term thereof.

    NOW THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby amend and restate the Employment Agreement in its entirety as follows:

    1.  Employment.  Subject to the provisions of Sections 6 and 7, the Company hereby employs the Employee and the Employee accepts such employment upon the terms and conditions hereinafter set forth.

    2.  Term of Employment.  Subject to the provisions of Sections 6 and 7, the term of the Employee's employment pursuant to this Agreement shall commence on and as of June 19, 2001 (the "Effective Date") and shall terminate thirty (30) months after the Effective Date (December 18, 2003); provided, however, that commencing on the first anniversary of the Effective Date and each anniversary of the Effective Date thereafter (each, a "Renewal Date"), this Agreement shall be extended automatically for successive one-year periods unless either party gives the other written notice prior to such Renewal Date of his or its determination not to extend this Agreement, whereupon this Agreement shall terminate on the later of December 18, 2003 or the anniversary of such Renewal Date. The period during which the Employee serves as an employee of the Company in accordance with and subject to the provisions of this Agreement is referred to in this Agreement as the "Term of Employment."

    3.  Duties.  During the Term of Employment, the Employee (a) shall serve as an employee and director of the Company with the title and position of President and Chief Executive Officer and Chairman of the Board of Directors, reporting to the Board of Directors of the Company, (b) shall have general supervisory responsibility in such capacity over all aspects of the business of the Company, as well as such other responsibilities as may be specified from time to time by the Board of Directors of the Company, consistent with the Employee's position and general area of experience and skills, provided that, in all cases the Employee shall be subject to the oversight and supervision of the Board of Directors of the Company in the performance of his duties, (c) upon the request of the Board of Directors of the Company, shall serve as an officer and/or director of any of the Company's subsidiaries, and (d) shall render all services reasonably incident to the foregoing. The Employee hereby accepts such employment, agrees to serve the Company in the capacities indicated, and agrees to use his best efforts in, and shall devote his full working time, attention, skill and energies to, the advancement of the interests of the Company and its subsidiaries and the performance of his duties and responsibilities hereunder.

    4.  Salary and Bonus.

      (a) During the Term of Employment, the Company shall pay the Employee a salary at the annual rate of at least $275,000 per annum (the "Base Salary"). Such Base Salary shall be subject to withholding under applicable law, shall be pro rated for partial years and shall be payable in periodic installments not less frequently than monthly in accordance with the Company's usual practice for executive officers of the Company as in effect from time to time.

      (b) For each calendar year or portion thereof during the Term of Employment (including any extensions thereof) the Employee shall be eligible to receive bonus payments in accordance with the Incentive Bonus Plan as adopted by the Board of Directors from time to time (the "Bonus Plan"), subject to the terms and conditions thereof.

    5.  Benefits.

      (a) During the Term of Employment, the Employee shall be entitled to participate in any and all medical, pension, profit sharing and dental plans, retirement arrangements and other employment benefits as in effect from time to time for executive officers of the Company generally. Such participation shall be subject to (i) the terms of the applicable plan documents (including, as applicable, provisions granting discretion to the Board of Directors of the Company or any administrative or other committee provided for therein or contemplated thereby) and (ii) generally applicable policies of the Company.

      (b) Notwithstanding the foregoing, during the Term of Employment the Company shall provide the Employee, (i) at the Company's expense, (A) a term life insurance policy for the benefit of the Employee's designee providing for benefits of at least $1,000,000 and (B) long term disability insurance providing for benefits of up to 60% of Base Salary, subject in each case to insurability of the Employee at commercially reasonable rates, and (ii) with a car and club dues allowance in the amount of $1,000 per month.

      (c) The Company shall promptly reimburse the Employee for all reasonable business expenses incurred by the Employee during the Term of Employment in accordance with the Company's practices for senior executive officers of the Company, as in effect from time to time.

      (d) During the Term of Employment, the Employee shall receive paid vacation annually in accordance with the Company's practices for executive officers, as in effect from time to time, but in any event not less than four (4) weeks per calendar year.

      (e) Compliance with the provisions of this Section 5 shall in no way create or be deemed to create any obligation, express or implied, on the part of the Company or any of its affiliates with respect to the continuation of any particular benefit or other plan or arrangement maintained by them or their subsidiaries as of or prior to the date hereof or the creation and maintenance of any particular benefit or other plan or arrangement at any time after the date hereof, except as contemplated by Sections 5(b), 5(c) and 5(d), above and by Section 7, below.

    6.  Termination of Employment of the Employee Prior to a Change in Control.  Prior to the expiration of the Term of Employment as provided in Section 2 hereof and prior to a Change in Control (as defined below), this Agreement may or shall (as applicable) be terminated as follows:

      (a) At any time by the mutual consent of the Employee and the Company.

      (b) At any time for "Cause" by the Company upon written notice to the Employee. For purposes of this Agreement, a termination shall be for "Cause" if:

         (i) the Employee shall commit an act of fraud, embezzlement, misappropriation or breach of fiduciary duty against the Company or any of its subsidiaries, or shall be convicted by a court of competent jurisdiction of, or shall plead guilty or nolo contendere to, any felony or any crime involving moral turpitude; or

        (ii) the Employee shall commit a breach of any of the covenants, terms or provisions hereof, which breach has not been remedied within thirty (30) days after delivery to the Employee by the Board of Directors of the Company of written notice of the facts constituting the breach; or

        (iii) the Employee shall commit a breach of any of the covenants, terms or provisions of Section 8 below, which breach has not been remedied within ten (10) days after delivery to the Employee by the Company of written notice of the facts constituting the breach; or

        (iv) the Employee shall have willfully failed to comply with the express instructions from the Company's Board of Directors which are consistent with Section 3, or shall have failed to substantially perform the Employee's duties hereunder for a period of thirty (30) days after written notice from the Board of Directors of the Company.

    Upon termination for Cause as provided in this Section 6(b), (A) all obligations of the Company under this Agreement shall thereupon immediately terminate other than any obligation of the Company with respect to earned but unpaid Base Salary and benefits contemplated hereby to the extent then accrued or vested, it being understood that upon any such termination (1) the Employee shall not be entitled to receive any bonus or portion thereof from the Company or any of its affiliates to the extent granted in the discretion of the Company but not then paid with respect to any period during or after the Term of Employment or (2) any continuation of benefits except as may be required by law, and (B) the Company shall have any and all rights and remedies under this Agreement and applicable law. An act or failure to act will be considered "willful" for this purpose only if done, or omitted to be done by the Employee in bad faith and without reasonable belief that it was in, or not opposed to, the best interests of the Company.

      (c) Upon the death or upon the permanent disability (as defined below) of the Employee continuing for a period in excess of one hundred eighty (180) consecutive days. Upon any such termination of the Employee's employment as provided in this Section 6(c), all obligations of the Company under this Agreement shall thereupon immediately terminate other than any obligation of the Company with respect to earned but unpaid Base Salary, any bonus amounts that may be accrued under the Bonus Plan as of the end of the most recent calendar quarter prior to the termination date and benefits contemplated hereby to the extent accrued or vested through the date of termination as used herein, the terms "permanent disability" or "permanently disabled" shall mean the inability of the Employee, by reason of injury, illness or other similar cause, to perform a major pan of his duties and responsibilities in connection with the conduct of the business and affairs of the Company, as determined reasonably and in good faith by the Company.

      (d) At any time by the Employee upon sixty (60) days' prior written notice to the Company. Upon termination by the Employee as provided in this Section 6(d), all obligations of the Company under this Agreement thereupon immediately shall terminate other than any obligation of the Company with respect to earned but unpaid Base Salary and benefits contemplated hereby to the extent accrued or vested through the date of termination, it being understood that in the event of such a termination the Employee shall not be entitled to receive any bonus not then paid from the Company or any of its affiliates with respect to any period during or after the Term of Employment or any continuation of benefits except to the extent required by law.

      (e) At any time without Cause by the Company upon written notice to the Employee. In the event of termination of the Employee by the Company pursuant to this Section 6(e), the Company shall (i) continue to make Base Salary payments to the Employee for a period of fifteen (15) months after the date of termination, (ii) shall pay to the Employee any bonus amounts that may be accrued under the Bonus Plan as of the end of the most recent calendar quarter prior to the termination date, and (iii) shall continue, for a period of fifteen (15) months, to provide, at the Company's sole expense, the benefits set forth in Sections 5(a) and 5(b) with such amount agreed by the parties hereto to be in full satisfaction, compromise and release of any claims arising out of any termination of the Employee's employment pursuant to this Section 6(e) or Section 6(f), and in either case with such amount to be contingent upon the Employee's delivery of a general release of any and all claims (other than those arising under this Agreement) upon termination of employment in a form reasonably satisfactory to the Company.

      (f)  Prior to a Change in Control, the Employee shall have the right to terminate his employment hereunder for "Good Reason (as defined below). The rights and obligations of the parties shall be as set forth in Section 6(e) in the event of such termination. For purposes of this Agreement, "Good Reason" means:

         (i) a material change in the duties or responsibilities as an executive of the Company which, in the Employee's reasonable judgment, is material and adverse (other than, if applicable, any such change directly attributable to the fact that the Company is no longer publicly owned); provided, however, that Good Reason does not include such a change that is remedied by the Company promptly after receipt of notice of such change is given by the Employee;

        (ii) a reduction by the Company in the Employee's Base Pay, or an adverse change in the form or timing of the payment thereof, as in effect hereunder or as thereafter increased; provided, however, that Good Reason does not include such a reduction that (A) applies to all employees of the Company and any Successor who constitute the senior management of the Company and any Successor; (B) is not more than 20% of the Employee's Base Pay; and (C) is a temporary concession on the part of such employees in response to a financial difficulty;

        (iii) the failure by the Company to cover the Employee under Benefit Plans that, in the aggregate, provide substantially similar benefits to the Employee and/or the Employee's family and dependents at a substantially similar total cost to the Employee (e.g., premiums, deductibles, co-pays, out of pocket maximums, required contributions and the like) relative to the benefits and total costs under the Benefit Plans in which the Employee (and/or the Employee's family or dependents) were participating at any time during the term hereof;

        (iv) the Company's requiring the Employee to be based more than thirty (30) miles from where the Employee's office is located immediately prior to the date hereof, except for required travel on the Company's business; provided, however, that such required travel shall not include travel that has the effect of requiring Employee to relocate to, or be based out of, an office during the regular business week that is located more than thirty (30) miles from where the Employee's office is located immediately prior to that date hereof.

        (v) the failure by the Company to obtain from any Successor the assent to this Agreement contemplated by Section 11 of this Agreement; or

        (vi) any refusal by the Company to continue to allow the Employee to attend to matters or engage in business and non-profit activities not directly related to the business of the Company which the Employee was, with the knowledge of the Board of Directors, attending to or engaging in prior to the date hereof.

The Employee's continued employment does not constitute consent to, or waiver of any rights arising in connection with, any circumstances constituting Good Reason. The Employee's termination of employment for Good Reason as defined above will constitute Good Reason for all purposes of this Agreement notwithstanding that the Employee may also thereby be deemed to have retired under any applicable benefit plan, policy or practice of the Company.

      (g) In the event either party gives a notice of non-renewal to be effective as of December 18, 2003 or any subsequent anniversary of the Effective Date thereafter, then all obligations of the parties hereunder shall terminate as of the end of the Term of Employment except as contemplated by Sections 6(h), 7 and 8 hereof.

      (h) Notwithstanding termination of this Agreement as provided in this Section 6 or any other termination of the Employee's employment with the Company, the Employee's obligations under Section 8 hereof shall survive any termination of the Employee's employment with the Company at any time and for any reason.

      (i)  Upon termination of this Agreement and the Employee's employment with the Company for any reason (other than as a result of a Change in Control), any stock options or restricted stock of the Company held by the Employee which have vested as of the date of such termination shall remain vested in accordance with the terms of the specific grant agreement with respect to such stock options or restricted stock.

    7.  Benefits Upon a Change in Control Termination.  The Employee will become entitled to the benefits described in this Section 7 if and only if (i) the Employee terminates the Employee's employment with the Company for any reason within the period beginning on the first day of the 12th month that begins after the month during which the Change in Control occurs and ending on the last day of the 30th month that begins after the month during which the Change in Control occurs, or (ii) (x) the Company terminates the Employee's employment for any reason other than the Employee's death or Cause, or the Employee terminates the Employee's employment with the Company for Good Reason, and (y) the termination occurs either within the period beginning on the date of a Change in Control and ending on the last day of the 30th month that begins after the month during which the Change in Control occurs, or prior to a Change in Control if the Employee's termination was either a condition of the Change in Control or was at the request or insistence of a Person related to the Change in Control.

      (a)  Cash Payment and Stock Option Vesting.  (i) Not more than ten (10) days following the Date of Termination, or, if later, not more than ten (10) days following the date of the Change in Control, the Company will make a lump-sum cash payment to the Employee in an amount equal to 2.5 times the sum of (A) the Employee's Base Pay, plus (B) fifty percent (50%) of the Employee's maximum target bonus at plan for the year in which the Change in Control occurs. The cash payment required to be paid by the first sentence of this Section 7(a) is in lieu of any other incentive compensation payment to which the Employee may otherwise be entitled under any incentive compensation plan for any period beginning after the Employee's Date of Termination. In addition to the cash payment required to be paid by the first sentence of this Section 7(a), any incentive compensation relating to any period beginning on or before the Employee's Date of Termination which has not previously been paid to the Employee will be paid to the Employee in accordance with the terms of the incentive compensation plan, giving no effect to any provision in such plan that requires that the Employee be employed by the Company on any particular date, including without limitation the last day of the period for which the incentive compensation relates, and (ii) any stock options or restricted stock of the Company held by the Employee at the date of the Change in Control which have not vested in accordance with the terms of the specific grant agreement with respect to such stock options or restricted stock shall continue to vest in accordance with the terms of the specific grant agreements; provided, however, that any restricted stock held by Employee as of the date hereof will become fully vested as of the date of the Change in Control.

      (b)  Welfare and Other Benefits.  During the Continuation Period (as defined below), the Company will:

         (i) (A) maintain group health and dental plan(s) and (B) provide, or arrange to provide, to the extent such policies or coverages can be obtained on commercial reasonable terms, the same or equivalent accidental death and dismemberment, short and long-term disability, life insurance coverages, and all other insurance policies and health and welfare benefits (other than benefits pursuant to any cafeteria plan maintained by the Company pursuant to Section 125 of the Code), which by their terms cover the Employee (and the Employee's family members and dependents who were eligible to be covered at any time during the 90-day period immediately prior to the date of the Change in Control for the period after the Change in Control in which such family members and dependents would otherwise continue to be covered under the terms of the plan in effect immediately prior to the Change in Control) under the same terms and at the same cost to the Employee and the Employee's family members and dependents as similarly situated individuals who continue to be employed by the Company (without regard to any reduction in such benefits that constitutes Good Reason); and

        (ii) provide the Employee, at the Company's expense, a term life insurance policy for the benefit of the Employee's designee on the terms set forth in Section 5(b); and

        (iii) provide to the Employee a $1,000 per month cash allowance.

    For purposes of this section, the "Continuation Period" is the period beginning on the Employee's Date of Termination and ending on (x) the last day of the 30th month that begins after the Employee's Date of Termination, or (y) if earlier, in the case of the group health and dental plans referred to in clause (i)(A) above, the date after the Employee's Date of Termination on which the Employee first becomes eligible to participate as an employee in a plan of another employer providing group health and dental benefits to the Employee and the Employee's eligible family members and dependents which plan does not contain any exclusion or limitation with respect to any pre-existing condition of the Employee or any eligible family member or dependent who would otherwise be covered under the Company's plan but for this clause (y), or (z) if earlier, in the case of the other welfare benefits referred to in clause (i)(B) above, the date after the Employee's Date of Termination on which the Employee first becomes eligible to participate as an employee in a plan of another employer providing substantially similar welfare benefits to the Employee and the Employee's eligible family members and dependents.

    To the extent the Employee incurs a tax liability (including federal, state and local taxes and any interest and penalties with respect thereto) in connection with a benefit provided pursuant to this Section 7(b) which the Employee would not have incurred had the Employee been an active employee of the Company participating in the Company's group health and dental plan, the Company will make a payment to the Employee in an amount equal to such tax liability plus an additional amount sufficient to permit the Employee to retain a net amount after all taxes (including penalties and interest) equal to the initial tax liability in connection with the benefit. For purposes of applying the foregoing, the Employee's tax rate will be deemed to be the highest statutory marginal state and federal tax rate (on a combined basis) then in effect. The payment pursuant to this Section 7(b) will be made within ten (10) days after the Employee's remittal of a written request for payment accompanied by a statement indicating the basis for and amount of the liability.

      (c)  Out Placement Assistance.  The Company will pay up to five percent (5%) of the Employee's Base Pay for out placement counseling to the Employee provided by a counselor selected by the Employee. Such payments will be made either directly to the counselor or to the Employee within ten (10) days after presentation of an invoice for services rendered or to be rendered.

      (d)  Limitation on Payments.

         (i) Anything in this Agreement to the contrary notwithstanding, in the event it will be determined that any payments or distributions by the Company to or for the benefit of the Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (collectively, the "Payments") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or 1986 (the "Code"), such Payments to the Employee will be reduced to the largest amount as will result in no portion of such Payments being subject to the excise tax being imposed by Section 4999 of the Code; provided, however, that such Payments shall only be reduced if such reduction would result in the Employee receiving a greater net benefit, on an after-tax basis (including after payment of any excise tax imposed by Section 4999 of the Code), than the Employee would have received had such reduction not occurred.

        (ii) Subject to the provisions of Section 7(d)(iv), the calculation required to be made under this Section 7, and the assumptions to be used in arriving at such calculation, must be made by the Company's external auditors (the "Accounting Firm"), which must provide detailed supporting calculations both to the Company and the Employee within fifteen (15) business days of the receipt of notice from the Employee that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Employee must appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm will then be referred to as the "Accounting Firm" hereunder). All fees and expenses of the Accounting Firm will be borne solely by the Company. Any determination by the Accounting Firm will be binding upon the Company and the Employee.

      (e)  Indemnification.  Following a Change in Control, the Company will indemnify and advance expenses to the Employee for damages, costs and expenses (including, without limitation, judgments, fines, penalties, settlements and reasonable fees and expenses of the Employee's counsel) incurred in connection with all matters, events and transactions relating to the Employee's service to or status with the Company or any other corporation, employee benefit plan or other Person for which the Employee served at the request of the Company to the extent that the Company would have been required to do so under applicable law, corporate articles, bylaws or agreements or instruments of any nature with or covering the Employee, as in effect immediately prior to the Change in Control and to any further extent as may be determined or agreed upon following the Change in Control.

      (f)  "Change in Control" means the occurrence of any of the following on or after February 18, 2001:

         (i) the sale, lease, exchange or other transfer, directly or indirectly, of all or substantially all of the assets of the Company, in one transaction or in a series of related transactions, to any Person;

        (ii) the approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company;

        (iii) any Person, other than a "bona fide underwriter," becomes, after the date of this Agreement, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of (i) twenty percent (20%) or more, but not more than fifty percent (50%), of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors, unless the transaction resulting in such ownership has been approved in advance by the "Continuity Directors" (as defined below) or (ii) more than fifty percent (50%) of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors (regardless of any approval by the Continuity Directors);

        (iv) a merger or consolidation to which the Company is a party if the stockholders of the Company immediately prior to the effective date of such merger or consolidation have, solely on account of ownership of securities of the Company at such time, "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) immediately following the effective date of such merger or consolidation of securities of the surviving corporation representing (i) fifty percent (50%) or more, but not more than eighty percent (80%), of the combined voting power of the surviving corporation's then outstanding securities ordinarily having the right to vote at elections of directors, unless such merger or consolidation has been approved in advance by the Continuity Directors, or (ii) less than fifty percent (50%) of the combined voting power of the surviving corporation's then outstanding securities ordinarily having the right to vote at elections of directors (regardless of any approval by the Continuity Directors); or

        (v) the Continuity Directors cease for any reason to constitute at least a majority of the Board of Directors of the Company.

    For purposes of the definition of a Change in Control, a "Continuity Director" means any individual who is a member of the Board of Directors on the date of this Agreement, while he or she is a member of the Board of Directors, and any individual who subsequently becomes a member of the Board of Directors whose election or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors who are Continuity Directors (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director without objection to such nomination). For example, if a majority of the seven (7) individuals constituting the Board of Directors on February 18, 2001, approved a proxy statement in which two (2) different individuals were nominated to replace two (2) of the individuals who were members of the Board of Directors on February 18, 2001, the two (2) newly elected directors would join the five (5) remaining directors who were members of the Board of Directors on

February 18, 2001 as Continuity Directors. Similarly, if a majority of those seven (7) directors approved a proxy statement in which three (3) different individuals were nominated to replace three (3) other directors who were members of the Board of Directors on February 18, 2001, the three (3) newly elected directors would also become, along with the other four (4) directors, Continuity Directors. Individuals subsequently joining the Board of Directors could become Continuity Directors under the principles reflected in this example. For purposes of the definition of a Change in Control, a "bona fide underwriter" means a Person engaged in business as an underwriter of securities that acquires securities of the Company through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty (40) days after the date of such acquisition.

    If any benefits are provided pursuant to this Section 7, they will be in lieu of the severance benefits described in Section 6 of the Employment Agreement.

    If, on or after the date of a Change in Control, an Affiliate is sold, merged, transferred or in any other manner or for any other reason ceases to be an Affiliate or all or any portion of the business or assets of an Affiliate are sold, transferred or otherwise disposed of and the acquiror is not the Company or an Affiliate (a "Disposition"), and the Employee remains or becomes employed by the acquiror or an "affiliate" of the acquiror (as defined in this Agreement but substituting "acquiror" for "Company") in connection with the Disposition, the Employee will be deemed to have terminated employment on the effective date of the Disposition for purposes of this Section 7 and will be entitled to the benefits described in this Section 7 unless, (x) the acquiror and its affiliates jointly and severally expressly assume and agree, in a manner that is enforceable by the Employee, to perform the obligations of this Agreement to the same extent that the Company would be required to perform if the Disposition had not occurred and (y) the Successor guarantees, in a manner that is enforceable by the Employee, payment and performance by the acquiror.

    8.  Confidentiality; Proprietary Rights.

      (a) During any period in which the Employee serves as an employee of the Company and, upon termination of the Employee's employment hereunder for any reason, for the period ending, (i) fifteen (15) months after the date of termination of employment if such termination is prior to a Change in Control, or (ii) thirty (30) months after the date of termination of employment if such termination is after a Change in Control, the Employee shall not, without the express written consent of the Company, directly or indirectly, engage, participate, invest in, be employed by or assist, whether as owner, part-owner, shareholder, partner, director, officer, trustee, employee, agent or consultant, or in any other capacity, any person other than the Company and its affiliates in the Designated Industry (as hereinafter defined); provided, however, that such restriction shall immediately terminate in the event that the Company fails to pay the amounts due to the Employee pursuant to Section 6 or 7 herein, respectively. Without limiting the foregoing, the foregoing covenant shall prohibit the Employee during the period set forth above from (i) hiring or attempting to hire for or on behalf of any Person in the Designated Industry any officer or employee of the Company or any of its affiliates, (ii) encouraging for or on behalf of any such Person in the Designated Industry any officer or employee to terminate his or her relationship or employment with the Company or any of its affiliates, (iii) soliciting for or on behalf of any such Person in the Designated Industry any customer of the Company or any of its affiliates and (iv) diverting to any such Person in the Designated Industry any customer of the Company or any of its affiliates; provided, however, that nothing herein shall be construed as preventing the Employee from making passive investments in a person in the Designated Industry if the securities of such Person are publicly traded and such investment constitutes less than one percent (1%) of the outstanding shares of capital stock or comparable equity interests of such person. As of the date of this Agreement, the Employee is not performing any other duties for, and is not a party to any similar agreement with, any person competing with the Company or any of its affiliates. For purposes of this Agreement, the term "Designated Industry" shall mean the development, production, quality control, marketing, sale and distribution of (a) printers principally designed for card production and reproduction (including without limitation identification and security cards) and (b) any other business in which the Company engages during the Term of Employment (including any renewals thereof).

      (b) In the course of performing services hereunder, on behalf of the Company (for purposes of this Section 8 including all predecessors of the Company) and its affiliates, the Employee has had and from time to time will have access to confidential records, data, customer lists, trade secrets and other confidential information owned or used in the course of business by the Company and its affiliates (the "Confidential Information"). The Employee agrees (a) to hold the Confidential Information in strict confidence, (b) not to disclose the Confidential Information to any person (other than in the regular business of the Company or its affiliates), and (c) not to use, directly or indirectly, any of the Confidential Information for any competitive or commercial purpose other than on behalf of the Company and its affiliates; provided, however, that the limitations set forth above shall not apply to any Confidential Information which (i) is then generally known to the public; (ii) became or becomes generally known to the public through no fault of the Employee; or (iii) is disclosed in accordance with an order of a court of competent jurisdiction or applicable law. Upon the termination of the Employee's employment with the Company for any reason, all Confidential Information (including, without limitation, all data, memoranda, customer lists, notes, programs and other papers and items, and reproductions thereof relating to the foregoing matters) in the Employee's possession or control, shall be immediately returned to the Company or the applicable affiliate and remain in its or their possession.

      (c) The Employee recognizes that the Company and its affiliates possess a proprietary interest in all of the information described in Section 8(b) and have the exclusive right and privilege to use, protect by copyright, patent or trademark, or otherwise exploit the processes, ideas and concepts described therein to the exclusion of the Employee, except as otherwise agreed between the Company and the Employee in writing. The Employee expressly agrees that any products, inventions, discoveries or improvements made by the Employee or his agents or affiliates in the course of the Employee's employment, including any of the foregoing which is based on or arises out of the information described in Section 8(a), shall be the property of and inure to the exclusive benefit of the Company. The Employee further agrees that any and all products, inventions, discoveries or improvements developed by the Employee (whether or not able to be protected by copyright, patent or trademark) during the course of his employment, or involving the use of the time, materials or other resources of the Company or any of its affiliates, shall be promptly disclosed to the Company and shall become the exclusive property of the Company, and the Employee shall execute and deliver any and all documents necessary or appropriate to implement the foregoing.

      (d) The Employee agrees, while he is employed by the Company, to offer or otherwise make known or available to it, as directed by the Board of Directors of the Company and without additional compensation or consideration, any business prospects, contracts or other business opportunities that he may discover, find, develop or otherwise have available to him in the Designated Industry, and further agrees that any such prospects, contacts or other business opportunities shall be the property of the Company.

      (e) The Employee acknowledges that the provisions of this Section 8 are executed and delivered concurrently herewith is an integral part of his employment arrangements with the Company.

    9.  Specific Performance; Severability.  It is specifically understood and agreed that any breach of the provisions of Section 8 hereof by the Employee is likely to result in irreparable injury to the Company and/or its affiliates, that the remedy at law alone will be an inadequate remedy for such breach and that, in addition to any other remedy it may have, the Company shall be entitled to enforce the specific performance of this Agreement by the Employee and to seek both temporary and permanent injunctive relief (to the extent permitted by law), without the necessity of posting a bond or proving actual damages. In case any of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, any such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had been limited or modified (consistent with its general intent) to the extent necessary to make it valid, legal and enforceable, or if it shall not be possible to so limit or modify such invalid, illegal or unenforceable provision or part of a provision, this Agreement shall be construed as if such invalid, illegal or unenforceable provision or part of a provision had never been contained in this Agreement.

    10.  Notices.  All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if faxed (with transmission acknowledgment received), delivered personally or mailed by certified or registered mail (return receipt requested) as follows:

To the Company:	Fargo Electronics, Inc. 6533 Flying Cloud Drive Eden Prairie, MN 55344
To the Employee:	Gary Holland c/o Fargo Electronics, Inc. 6533 Flying Cloud Drive Eden Prairie, MN 55344

or to such other address or fax number of which any party may notify the other parties as provided above. Notices shall be effective as of the date of such delivery, mailing or fax.

    11.  Successors.  The Company must seek to have any Successor, by agreement in form and substance satisfactory to the Employee, assent to the fulfillment by the Company of the Company's obligations under this Agreement. Failure of the Company to obtain such assent at least three (3) business days prior to the time a Person becomes a Successor (or where the Company does not have at least three (3) business days' advance notice that a Person may become a Successor, within one (1) business day after having notice that such Person may become or has become a Successor) will constitute Good Reason for termination by the Employee of the Employee's employment. The date on which any such succession becomes effective will be deemed the Date of Termination, and Notice of Termination will be deemed to have been given on that date. A Successor has no rights, authority or power with respect to this Agreement prior to a Change in Control.

    12.  No Mitigation.  The Employee will not be required to mitigate the amount of any benefits the Company becomes obligated to provide to the Employee in connection with this Agreement by seeking other employment or otherwise. The benefits to be provided to the Employee in connection with this Agreement may not be reduced, offset or subject to recovery by the Company by any benefits the Employee may receive from other employment or otherwise.

    13.  No Setoff.  The Company has no right to setoff benefits owed to the Employee under this Agreement against amounts owed or claimed to be owed by the Employee to the Company under this Agreement or otherwise.

    14.  Disputes.  If the Employee so elects, any dispute, controversy or claim arising under or in connection with this Agreement will be settled exclusively by binding arbitration administered by the American Arbitration Association in Minneapolis, Minnesota in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect; provided that the Employee may seek specific performance of the Employee's right to receive benefits until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement. Judgment may be entered on the arbitrator's award in any court having jurisdiction. If any dispute, controversy or claim for damages arising under or in connection with this Agreement is settled by arbitration, the Company will pay, or if elected by the Employee, reimburse, all fees, costs and expenses incurred by the Employee related to such arbitration unless the arbitrators decide that the Employee's claim was frivolous or advanced by the Employee in bad faith. If the Employee does not elect arbitration, the Employee may pursue all available legal remedies. The Company will pay, or if elected by the Employee, reimburse the Employee for, all fees, costs and expenses incurred by the Employee in connection with any actual, threatened or contemplated litigation relating to this Agreement to which the Employee is or reasonably expects to become a party, whether or not initiated by the Employee, if the Employee is successful in recovering any benefit under this Agreement as a result of such action. The parties agree that any litigation arising under or in connection with this Agreement must be brought in a court of competent jurisdiction in the State of Minnesota, and hereby consent to the exclusive jurisdiction of said courts for this purpose and agree not to assert that such courts are an inconvenient forum. The Company will not assert in any dispute or controversy with the Employee arising under or in connection with this Agreement the Employee's failure to exhaust administrative remedies.

    15.  Effect of Plan Benefits on Other Severance Plans.  In the event the Employee receives any payment under the terms of Section 7 of this Agreement, the Employee will not be eligible to receive benefits under any other severance pay plan sponsored or maintained by the Company, including without limitation the Fargo Electronics, Inc. Change in Control Severance Pay Plan.

    16.  Late Payments.  Benefits not paid under this Agreement when due will accrue interest at the rate of 18% per year or the maximum rate permitted under applicable law.

    17.  Survival.  The respective obligations of, and benefits afforded to, the Company and the Employee which by their express terms or clear intent survive termination of the Employee's employment with the Company or termination of this Agreement, as the case may be, will survive termination of the Employee's employment with the Company or termination of this Agreement, as the case may be, and will remain in full force and effect according to their terms.

    18.  Miscellaneous.  This Agreement shall be governed by and construed under the laws of the State of Minnesota, and shall not be amended, modified or discharged in whole or in part except by an agreement in writing signed by both of the parties hereto. The failure of either of the parties to require the performance of a term or obligation or to exercise any right under this Agreement or the waiver of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or exercise of such right or the enforcement at any tune of any other right hereunder or be deemed a waiver of any subsequent breach of the provision so breached, or of any other breach hereunder. This Agreement shall inure to the benefit of, and be binding upon and assignable to, successors of the Company by way of merger, consolidation or sale and may not be assigned by the Employee. This Agreement supersedes and terminates all prior understandings and agreements between the parties (or their predecessors) relating to the subject matter hereof. For purposes of this Agreement, the following terms will have the meaning set forth below unless the context clearly requires otherwise.

      (a) "Affiliate" means (i) any corporation at least a majority of whose outstanding securities ordinarily having the right to vote at elections of directors is owned directly or indirectly by the Company or (ii) any other form of business entity in which the Company, by virtue of a direct or indirect ownership interest, has the right to elect a majority of the members of such entity's governing body.

      (b) "Benefit Plan" means any

         (i) employee benefit plan as defined in Section 3(3) of ERISA;

        (ii) cafeteria plan described in Code Section 125;

        (iii) plan, policy or practice providing for paid vacation, other paid time off or short-or long-term profit sharing, bonus or incentive payments or perquisites; or

        (iv) stock option, stock purchase, restricted stock, phantom stock, stock appreciation right or other equity-based compensation plan with respect to the securities of the Company or any Affiliate;

that is sponsored, maintained or contributed to by the Company for the benefit of employees (and/or their families and dependents) generally or the Employee in particular (and/or the Employee's family and dependents).

      (c) "Date of Termination" following a Change in Control (or prior to a Change in Control if the Employee's termination was either a condition of the Change in Control or was at the request or insistence of any Person related to the Change in Control) means:

         (i) if the Employee's employment is to be terminated by the Employee, the date specified in the Notice of Termination which in no event may be a date more than fifteen (15) days after the date on which Notice of Termination is given unless the Company agrees in writing to a later date;

        (ii) if the Employee's employment is to be terminated by the Company for Cause, the date specified in the Notice of Termination;

        (iii) if the Employee's employment is terminated by reason of the Employee's death, the date of the Employee's death; or

        (iv) if the Employee's employment is to be terminated by the Company for any reason other than Cause or the Employee's death, the date specified in the Notice of Termination, which in no event may be a date earlier than fifteen (15) days after the date on which a Notice of Termination is given, unless the Employee expressly agrees in writing to an earlier date.

    In the case of termination by the Company of the Employee's employment for Cause, if the Employee has not previously expressly agreed in writing to the termination, then within the 30-day period after the Employee's receipt of the Notice of Termination, the Employee may notify the Company that a dispute exists concerning the termination, in which event the Date of Termination will be the date set either by mutual written agreement of the parties or by the judge or arbitrators in a proceeding as provided in Section 14 of this Agreement. During the pendency of any such dispute, the Employee will continue to make the Employee available to provide services to the Company and the Company will continue to pay the Employee the Employee's full compensation and benefits in effect immediately prior to the date on which the Notice of Termination is given (without regard to any changes to such compensation or benefits that constitute Good Reason) and until the dispute is resolved in accordance with Section 14 of this Agreement. The Employee will be entitled to retain the full amount of any such compensation and benefits without regard to the resolution of the dispute unless the judge or arbitrators decide(s) that the Employee's claim of a dispute was frivolous or advanced by the Employee in bad faith.

      (d) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended. Any reference to a specific provision of ERISA includes a reference to such provision as it may be amended from time to time and to any successor provision.

      (e) "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act or to any rule or regulation thereunder includes a reference to such provision as it may be amended from time to time and to any successor provision.

      (f)  "Notice of Termination" means a written notice given on or after the date of a Change in Control (unless the Employee's termination before the date of the Change in Control was either a condition of the Change in Control or was at the request or insistence of any Person related to the Change in Control in which case the written notice may be given before the date of the Change in Control) which indicates the specific termination provision in this Agreement pursuant to which the notice is given. Any purported termination by the Company or by the Employee on or after the date of a Change in Control (or before the date of a Change in Control if the Employee's termination was either a condition of the Change in Control or was at the request or insistence of any Person related to the Change in Control) must be communicated by written Notice of Termination to be effective; provided, that the Employee's failure to provide Notice of Termination will not limit any of the Employee's rights under this Agreement except to the extent the Company demonstrates that it suffered material actual damages by reason of such failure.

      (g) "Person" means any individual, corporation partnership, group, association or other person," as such term is used in Section 13(d) or Section 14(d) of the Exchange Act, other than the Company, any Affiliate or any benefit plan(s) sponsored by the Company or an Affiliate.

      (h) "Successor" means any Person that succeeds to, or has the practical ability to control (either immediately or solely with the passage of time), the Company's business directly, by merger, consolidation or other form of business combination, or indirectly, by purchase of the Company's outstanding securities ordinarily having the right to vote at the election of directors or all or substantially all of its assets or otherwise.

    IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first set forth above.

FARGO ELECTRONICS, INC.
By:	/s/ MICHAEL C. CHILD Michael C. Child Director
By:	/s/ GARY HOLLAND Gary Holland

AMENDMENT TO EMPLOYMENT AGREEMENT

    This Amendment to Amended and Restated Employment Agreement (the "Amendment") dated as of July 31, 2001, and is between Fargo Electronics, Inc., a Delaware corporation ("Fargo") and Gary Holland ("Holland").

    A.  Fargo and Holland have entered into an Amended and Restated Employment Agreement, dated as of June 19, 2001 (the "Employment Agreement").

    B.  Fargo, Zebra Technologies Corporation ("Zebra") and Rushmore Acquisition Corp. have entered into an Acquisition Agreement, dated as of July 31, 2001 (the "Acquisition Agreement"), pursuant to which Zebra would acquire all of the outstanding shares of Fargo.

    C.  As a condition to entering into the Acquisition Agreement, Zebra has requested that Holland agree to amend the Employment Agreement in several respects.

    D.  Holland is willing to amend the Employment Agreement on the terms set forth in this Amendment.

    Accordingly, Holland and Fargo agree as follows:

    19.  Signature; Effectiveness.  This Amendment (a) shall be signed simultaneously with the execution of the Acquisition Agreement; (b) shall become effective as of the closing of the Merger; and (c) shall be void, shall not become effective and shall be of no force or effect if the Acquisition Agreement is terminated.

    20.  Amendment of Section 3.  Section 3 of the Employment Agreement shall be amended in its entirety to read as follows (new language underlined; deleted language [stricken through]):

      "3.  Duties.  During the Term of Employment, the Employee (a) shall serve as an employee [and director] of the Company with the title and position of Senior Vice President  [President and Chief Executive Officer and Chairman of the Board of Directors, reporting to the Board of Directors of the Company, (b) shall have general supervisory responsibility in such capacity over all aspects of the business of the Company, as well as such other responsibilities as may be specified from time to time by the Board of Directors of the Company, consistent with the Employee's position and general area of experience and skills, provided that, in all cases the Employee shall be subject to the oversight and supervision of the Board of Directors of the Company in the performance of his duties, (c) upon the request of the Board of Directors of the Company, shall serve as an officer and/or director of any of the Company's subsidiaries,] and (b[d]) shall render all services reasonably incident to the foregoing. The Employee hereby accepts such employment, agrees to serve the Company in the capacities indicated, and agrees to use his best efforts in, and shall devote his full working time, attention, skill and energies to, the advancement of the interests of the Company and its subsidiaries and the performance of his duties and responsibilities hereunder."

    21.  Amendment of Section 7(b)(i).  Section 7(b)(i) of the Employment Agreement shall be amended in its entirety to read as follows (new language underlined; deleted language [stricken through]):

      "(b)  Welfare and Other Benefits.  During the Continuation Period (as defined below), the Company will:

         (i) (A) maintain group health and dental plan(s) and (B) provide, or arrange to provide, to the extent such policies or coverages can be obtained on commercial reasonable terms, the same or equivalent accidental death and dismemberment, [short and long-term disability,] life insurance coverages, and all other insurance policies and health and welfare benefits (other than benefits pursuant to any cafeteria plan maintained by the Company pursuant to

    Section 125 of the Code), which by their terms cover the Employee (and the Employee's family members and dependents who were eligible to be covered at any time during the 90-day period immediately prior to the date of the Change in Control for the period after the Change in Control in which such family members and dependents would otherwise continue to be covered under the terms of the plan in effect immediately prior to the Change in Control) under the same terms and at the same cost to the Employee and the Employee's family members and dependents as similarly situated individuals who continue to be employed by the Company (without regard to any reduction in such benefits that constitutes Good Reason); and"

    22.  Additional Amendment of Section 7(b).  The definition of "Continuation Period" in the first sentence following item (iii) in Section 7(b) of the Employment Agreement shall be amended in its entirety to read as follows (new language underlined; deleted language [stricken through]):

      "For purposes of this section, the "Continuation Period" is the period beginning on the Employee's Date of Termination and ending on (x) the last day of the [30th] month [that] in which the Employee reaches age 65  [begins after the Employee's Date of Termination], or (y) if earlier, in the case of the group health and dental plans referred to in clause (i)(A) above, the date after the Employee's Date of Termination on which the Employee first becomes eligible to participate as an employee in a plan of another employer providing group health and dental benefits to the Employee and the Employee's eligible family members and dependents which plan does not contain any exclusion or limitation with respect to any pre-existing condition of the Employee or any eligible family member or dependent who would otherwise be covered under the Company's plan but for this clause (y), or (z) if earlier, in the case of the other welfare benefits referred to in clause (i)(B) above, the date after the Employee's Date of Termination on which the Employee first becomes eligible to participate as an employee in a plan of another employer providing substantially similar welfare benefits to the Employee and the Employee's eligible family members and dependents."

    23.  Additional Amendment of Section 7(b).  Section 7(b) shall be further amended by deleting the last paragraph of such section (which begins with the phrase "To the extent that the Employee incurs a tax liability...")

    24.  Deletion of Section 7(c).  Section 7(c) ("Out Placement Assistance") shall be deleted in its entirety and replaced with "[Intentionally Omitted]".

    25.  Amendment of Section 8(a).  The first sentence of Section 8(a) of the Employment Agreement shall be amended in its entirety to read as follows (new language underlined; deleted language [stricken through]):

      "During any period in which the Employee serves as an employee of the Company and, upon termination of the Employee's employment hereunder for any reason, for the period ending[, (i) fifteen (15) months after the date of termination of employment if such termination is prior to a Change in Control, or (ii)] on the last day of the month in which the Employee reaches age 65, [thirty (30) months after the date of termination of employment if such termination is after a Change in Control,] the Employee shall not, without the express written consent of the Company, directly or indirectly, engage, participate, invest in, be employed by or assist, whether as owner, part-owner, shareholder, partner, director, officer, trustee, employee, agent or consultant, or in any other capacity, any person other than the Company and its affiliates in the Designated Industry (as hereinafter defined); provided, however, that such restriction shall immediately terminate in the event that the Company fails to pay the amounts due to the Employee pursuant to Section 6 or 7 herein, respectively."

[Remainder of page intentionally left blank]

    26.  No Other Changes.  Except as specifically amended by this Amendment, all other provisions of the Employment Agreement remain in full force and effect. This Amendment shall not constitute or operate as a waiver of, or estoppel with respect to, any provisions of the Employment Agreement by any party hereto.

    Holland and Fargo have caused this Amendment to be duly executed as of the date first written above.

FARGO ELECTRONICS, INC.
By:	/s/ MICHAEL C. CHILD Michael C. Child Director	/s/ GARY HOLLAND Gary Holland

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AMENDED AND RESTATED EMPLOYMENT AGREEMENT
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AMENDMENT TO EMPLOYMENT AGREEMENT